August 22, 2024

Glenn Richter
Chief Financial & Business Transformation Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019-2960

       Re: International Flavors & Fragrances Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed February 28, 2024
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           Filed August 6, 2024
           File No. 001-04858
Dear Glenn Richter:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Clawback Policy Considerations, page 1

1. We note that in 2023 your executive officers received bonuses based on the achievement of performance targets as determined by your board of directors. We also note the statement on page 68 of your proxy statement that the restatements did not affect
       incentive-based compensation approved, awarded or granted and,    [a]s a
result, no
       repayment was owed to the Company in connection with the restatements. Please briefly explain for us why application of the recovery policy resulted in this conclusion. See Item
       402(w)(2) of Regulation S-K.
2. It appears that you have not provided your disclosure about your recovery analysis in an
       Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR
       Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
 August 22, 2024
Page 2

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Note 3. Business Divestitures and Asset and Liabilities Held for Sale Assets and Liabilities Held for Sale - Pharma Solutions, page 10

3. Please provide us an analysis under ASC 205-20 as to how you have concluded that the sale of your Pharma Solution disposal group does not meet the discontinued operations criteria, where we note your disclosure that it does not constitute a strategic shift of your operations, and does not, and will not, have major effects on your operations and financial results. In that regard, we also note your disclosure that the Pharma Solution disposal group is primarily made up of most businesses within the Company's existing Pharma
       Solutions reportable operating segment, which appears to have accounted for a significant percentage of sales, operating profit, and total assets of the company. Refer to examples under ASC 205-20-55-83 through 101.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Sherman at 202-551-3640 or Li Xiao at 202-551-4391 if you have questions regarding the comments.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services